Exhibit 99.1

Olink to participate in September investor events

UPPSALA, Sweden, August 29, 2023 -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK), today announced that Company management will participate in the following investor events:

•Goldman Sachs 20th Annual European Medtech and Healthcare Services Conference
Thursday, September 7th at 7:15 am ET

•Morgan Stanley 21st Annual Global Healthcare Conference
Tuesday, September 12th at 1:35 pm ET

A live and archived webcast of the Morgan Stanley fireside chat will be available on the “Events” section of the Company’s website at https://investors.olink.com/news-events/events.

About Olink
Olink Holding AB (publ) (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

IR contact
Jan Medina, CFA
VP Investor Relations & Capital Markets
Mobile: +1 617 802 4157
jan.medina@olink.com

Media contact
Michael B. Gonzales VP Global Marketing
Mobile: +1 415 308 6467
michael.gonzales@olink.com